UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release

Angiotech Pharmaceuticals, Inc. today announced the execution of a development, license and distribution agreement between its wholly-owned subsidiary, Surgical Specialties Corporation (SSC), and Collagen Matrix Technologies Inc. (CMT), appointing SSC to be the exclusive worldwide distributor of CMT’s Dermalogen™ products for use in aesthetic surgery and dermatology procedures.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 29, 2006

                  By: /s/

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Wednesday, March 29, 2006

ANGIOTECH ANNOUNCES LICENSE AGREEMENT BETWEEN SURGICAL SPECIALTIES CORPORATION AND COLLAGEN MATRIX TECHNOLOGIES INC.

FOR DERMALOGEN™ INJECTABLE DERMAL FILLER PRODUCTS

VANCOUVER, BC, March 29, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced the execution of a development, license and distribution agreement between its wholly-owned subsidiary, Surgical Specialties Corporation (SSC), and Collagen Matrix Technologies Inc. (CMT), appointing SSC to be the exclusive worldwide distributor of CMT’s Dermalogen™ products for use in aesthetic surgery and dermatology procedures.

First introduced in 1998, Dermalogen™ is an injectable, collagen-based dermal filler that can be used for the correction of wrinkle lines and for the removal or improvement of scars caused by trauma, surgery or acne.

“We are excited to complete our first business development initiative with our newly acquired SSC product and sales franchise, and we feel Dermalogen™ is a strong complement to our line of aesthetic-based products,” said Dr. William L. Hunter, President and Chief Executive Officer of Angiotech.

“We are looking forward to working closely with CMT, and anticipate that this agreement will further expand and develop our platform of products used for aesthetic-based procedures. We believe that Dermalogen™ may also have the advantage of being an alternative for patients who are allergic to traditional collagen treatments,” said Pete Molinaro, President of Surgical Specialties Corporation.

It is anticipated that, pending completion of trials and obtaining regulatory approval, SSC could be selling Dermalogen™ in the United States within 18 months..

About Dermalogen™

Dermalogen™ is an injectable dermal filler that can be used for a variety of facial cosmetic and reconstructive treatments. It addresses the facial contour defects that cannot be treated effectively either with laser-resurfacing or face lift surgery. These include glabellar creases and depressed scars caused by trauma, surgery or acne. An alternative to bovine collagen treatments, Dermalogen™ is similar to native dermis and contains intact collagen fibrils, elastic network, and proteoglycans to stimulate collagen production and vascularization.

About Angiotech Pharmaceuticals, Inc.

Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical company that discovers and develops innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury or trauma. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

About Surgical Specialties Corporation

Surgical Specialties Corporation is a wholly-owned subsidiary of Angiotech Pharmaceuticals, which was acquired during the acquisition of American Medical Instruments Holdings, Inc. in March 2006.  Based in Reading, Pennsylvania, Surgical Specialties Corporation is a specialty surgical device company engaged in wound closure, aesthetic surgery and ophthalmology. It is best known for the Sharpoint™ line of surgical needles and sutures, Sharpoint™ ophthalmic microsurgical knives, and Contour Threads™ barbed sutures for performing minimally invasive facial ThreadLift™ Procedures.

About Collagen Matrix Technologies Inc.

Based in Boca Raton, Florida, Collagen Matrix Technologies Inc. is a an innovative biomaterials company focused on developing and manufacturing injectable collagen products for aesthetic procedures, as well as plastic and reconstructive surgery. The company owns a broad range of intellectual property to support its collagen matrix technology platform.

Forward-Looking Statements and Historical Financial References

This press release contains forward-looking statements, which provide our current expectations or forecasts of future events. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe” or “intend,” but the absence of those words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section titled “Risks Related to Our Business” in our Management’s Discussion & Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005 and “Risk Factors” in our annual information form for the year ended December 31, 2004 filed with the Securities and Exchange Commission. Other factors besides those described in our MD&A and annual information form could also affect actual results. You should carefully consider the factors described in the sections referenced above when evaluating our forward-looking statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update any forward-looking statements to reflect circumstances or events after the date of this press release, or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the applicable Canadian securities commissions or similar regulatory authorities or the Securities and Exchange Commission.

For Additional Information:

Analysts and Investors:

Rui Avelar, Chief Medical Officer, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:

Colleen Beauregard, Waggener Edstrom Bioscience

(503) 443-7863; Email: colleenb@wagged.com